FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005 (Third Filing)

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K filing for the month of November 2005, and incorporated by reference herein, is:

Exhibit No.	Description
1.	Release, dated November 12, 2005, entitled "President of Mali Opens New Gold Mine."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED
By: /s/ David Haddon David Haddon Group Company Secretary

Dated: November 15, 2005

Exhibit 1
PRESS RELEASE

PRESIDENT OF MALI OPENS NEW GOLD MINE

Loulo, Mali, 12 November 2005 (LSE:RRS)(Nasdaq:GOLD) - Malian president Amadou Toumani Touré today officially opened Randgold Resources' new gold mine at Loulo in western Mali.

The mine shipped its first commercial consignment of gold on 8 November. The consignment of 8 710 fine ounces of gold, valued at some US$4 million, signals the successful completion of the mine's build-up to commercial production, a process which started when it poured its first gold on 28 September. The mine plans to ship bullion on a weekly basis from now on.

Developed at a cost of some US$113 million, it has been designed to produce an average of more than 200 000 ounces per year from open-pit operations. A complementary underground operation, which will substantially extend the size, value and life of the project, is currently being developed.

Loulo is the second major gold mine Randgold Resources has discovered and developed in Mali. The first, Morila, has produced more than 3 million ounces since it went into production in October 2000.

Speaking at the opening, Randgold Resources chief executive Dr Mark Bristow said the company believed that true value in the mining industry was created by discovery and development rather than through the reshuffling of assets.

"It is this belief that makes us take early-stage risks, as we did at Morila and again at Loulo. We were able to do that because we had confidence in the government, the people and the resources of Mali. Our faith in the country has been fully justified by the results," he said.

"Of course, value is never created without effort, and in getting to the stage where we are today we had to overcome some formidable challenges. Morila, for example, was technically a relatively easy mine to build, but we had to find the funding for it at a time when the market was in a slump and capital providers had little appetite for gold. Loulo, on the other hand, is coming into production in a buoyant market, but in every other respect has been a very challenging development. It's a project we've always believed in, but to get it to this point has required not just belief but also a great deal of hard work under difficult circumstances."

Philippe Liétard chairman of Randgold Resources said western Mali had the potential to become a significant new gold region, and the infrastructure which had been put in place at Loulo was such that it could serve as the development hub not only for this region but also for the nearby goldfields of eastern Senegal.

Loulo is owned by Société des Mines de Loulo SA (Somilo) in which Randgold Resources has an 80% interest with the balance being held by the state of Mali.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288	+44 791 709 8939	+27 11 728 4701
+223 675 0122	+223 675f 0109	Cell: +27 83 266 5847
Email: randgoldresources@dpapr.com

Website : www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at

Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The "SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release.